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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)


                              Pure Resources, Inc.
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                                (NAME OF ISSUER)


                     Common Stock, Par Value $.01 Per Share
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                         (TITLE OF CLASS OF SECURITIES)


                                   74622E 10 2
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                                 (CUSIP Number)

                            Barry A. L. Hoffman, Esq.
                             Deputy General Counsel
                               Unocal Corporation
                        2141 Rosecrans Avenue, Suite 4000
                          El Segundo, California 90245
                                 (310) 726-7600
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 August 20, 2002
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_].


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
   CUSIP NO. 74622E 10 2                                   Page 2 of 6
-----------------------------                      -----------------------------

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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Unocal Corporation
           95-3825062

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         AF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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    Number of               7.  SOLE VOTING POWER
                                -0-
     Shares
                    ------------------------------------------------------------
  Beneficially
                            8.  SHARED VOTING POWER
    Owned By                    35,890,333 (1)

      Each          ------------------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
   Reporting                    32,709,067

  Person With       ------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                -0-

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         35,890,333 (1)

--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                             [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         71.3%

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14.      TYPE OF REPORTING PERSON REPORTING

         CO
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------------------
(1) Includes 32,709,067 shares directly owned by Union Oil Company of California, and 3,181,266 shares beneficially owned by Jack D. Hightower, with respect to which the reporting persons may be deemed to share voting control by virtue of the Voting Agreement (as described on the Schedule 13D).

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
   CUSIP NO. 74622E 10 2                                   Page 3 of 6
-----------------------------                      -----------------------------

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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Unocal Corporation
           95-1315450

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
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3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         California
--------------------------------------------------------------------------------
    Number of               7.  SOLE VOTING POWER
                                -0-
     Shares
                    ------------------------------------------------------------
  Beneficially
                            8.  SHARED VOTING POWER
    Owned By                    35,890,333 (2)

      Each          ------------------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
   Reporting                    32,709,067

  Person With       ------------------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                -0-

--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         35,890,333 (2)

--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         71.3%

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14.      TYPE OF REPORTING PERSON REPORTING

         CO
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-------------------
(2) Includes 32,709,067 shares directly owned by Union Oil Company of California, and 3,181,266 shares beneficially owned by Jack D. Hightower, with respect to which the reporting persons may be deemed to share voting control by virtue of the Voting Agreement (as described on the Schedule 13D).

Item 1.  Security and Issuer.
         -------------------

            This Amendment No. 1 (this "Amendment") amends and supplements the joint Statement on Schedule 13D (the "Schedule 13D") of Unocal Corporation, a Delaware corporation ("Unocal") and Union Oil Company of California ("Union Oil", together with Unocal, the "Reporting Persons"), a California corporation and wholly owned subsidiary of Unocal, filed on May 5, 2000 and relating to the common stock, par value of $.01 per share (the "Pure Common Stock"), of Pure Resources, Inc., a Delaware corporation ("Pure"). Pure's principal executive offices are locates at 500 West Texas, Suite 200, Midland, Texas 79701. Capitalized terms used herein and not defined have the meanings ascribed to them in the Schedule 13D previously filed by the Reporting Persons.

Item 4.  Purpose of Transaction.
         ----------------------

            On August 20, 2002, Unocal submitted a letter to the Board of Directors of Pure setting forth Unocal's proposal to acquire all of the outstanding shares of Pure Common Stock not currently beneficially owned by the Reporting Persons in exchange for 0.6527 shares of Unocal common stock, subject to customary conditions. A copy of Unocal's proposal is attached hereto as
Exhibit 99.1 and the press release announcing the proposal is attached hereto as Exhibit 99.2, each of which is incorporated herein by reference. The description herein of the proposal and the matters contemplated thereby is qualified in its entirety by reference to the aforementioned letter and press release.

            If the Reporting Persons collectively hold at least 90% of the outstanding shares of Pure Common Stock following completion of the exchange offer, in compliance with Delaware law, they plan to effect a "short-form" merger of Pure with a Unocal subsidiary. If the proposed transaction is completed, Pure will become a wholly owned subsidiary of Unocal.


Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

         Exhibit No.  Description
         -----------  -----------
             99.1 Letter from Union Oil to the Pure Resources Board, dated August 20, 2002.

             99.2     Press Release of Unocal dated August 20, 2002.



                                  4 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 20, 2002



                               UNOCAL CORPORATION

                              By:   /s/ Terry G. Dallas
                                  --------------------------------------------
                                 Name:    Terry G. Dallas
                                 Title:   Executive Vice President and Chief
                                          Financial Officer


                              UNION OIL COMPANY OF CALIFORNIA


                              By:   /s/ Terry G. Dallas
                                  --------------------------------------------
                                 Name:    Terry G. Dallas
                                 Title:   Executive Vice President and Chief
                                          Financial Officer




                                  5 of 6 pages

                               Index to Exhibits


         Exhibit No.  Description
         ----------   -----------
             99.1     Letter from Union Oil Company of California to the Board
                      of Directors of Pure Resources, dated August 20, 2002.

             99.2     Press Release of Unocal Corporation dated August 20,
                      2002.